Exhibit (a)(1)(ii)

Offer to Purchase

UBS EUCALYPTUS FUND, L.L.C.
51 West 52nd Street
NEW YORK, NEW YORK 10019

OFFER TO PURCHASE $50,000,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED FEBRUARY 21, 2007

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK TIME, ON WEDNESDAY, MARCH 21, 2007,
UNLESS THE OFFER IS EXTENDED

To the Investors of
UBS Eucalyptus Fund, L.L.C.:

             UBS Eucalyptus Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $50,000,000 in interests in the Fund (the "Interests") or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of March 31, 2007, if the Offer expires on March 21, 2007. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Amended and Restated Limited Liability Company Agreement dated as of November 1, 2002 (the "L.L.C. Agreement").

             Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) is likely to change between January 31, 2007 (the last time estimated net asset value was calculated) and February 28, 2007 (the next time estimated net asset value will be calculated) and March 31, 2007, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Investors should also note that although the tender offer expires on March 21, 2007, they remain investors in the Fund until March 31, 2007, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly, and may determine the estimated net asset value more frequently. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact the Fund's Administrator, PFPC Inc. ("PFPC"), at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

             Investors desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

             Neither the Fund, nor the Adviser, nor any affiliate of the Adviser nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

             Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

             This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

             Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator.

UBS Alternative Investments US c/o PFPC Inc. P.O. Box 857 Claymont, Delaware 19703-9911
Phone: Fax: Attention:	(877) 431-1973 (302) 793-8201 (302) 793-8202 Tender Offer Administrator

TABLE OF CONTENTS

1. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11.	Background and Purpose of the Offer
Offer to Purchase and Price
Amount of Tender
Procedure for Tenders
Withdrawal Rights
Purchases and Payment
Certain Conditions of the Offer
Certain Information About the Fund
Certain Federal Income Tax Consequences
Disclosure Provisions
Miscellaneous	5 6 7 8 8 9 10 11 12 13 13

(Financial Statements enclosed)

Summary Term Sheet

•

As we said in your Fund's offering documents, we will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight on March 21, 2007. Estimated net asset value will be calculated for this purpose on March 31, 2007.

•

To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2007, which we expect will be completed in February 2008. If you tender your entire interest in the Fund, we will pay you in cash by approximately April 10, 2007, 95% of our calculation of the estimated net asset value as of March 31, 2007. We will owe you the balance, for which we will give you a promissory note that will be held for you by PFPC. If you tender part of your interest, leaving a remainder at least equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund's Confidential Memorandum), we will pay all your proceeds in cash by approximately April 10th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

•

Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until midnight on March 21, 2007. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your Interests by midnight, March 21, 2007, you may still withdraw your Interests at any time after April 18, 2007, assuming your offer has not been accepted. Please note that tendering your Interests may trigger the payment by you of an incentive allocation, if earned, to the Fund's investment adviser for managing the Fund's assets. If you tender less than all your Interests, the incentive allocation, if earned, will be paid only in respect of the Interests you tender.

•

If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PFPC at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before midnight, March 21, 2007. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC promptly after you fax it (although the original page does not have to be received before midnight, March 21, 2007). Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) is likely to change between January 31, 2007 (the last time estimated net asset value was calculated) and February 28, 2007 (the next time it will be calculated) and March 31, 2007, when the estimated value of your investment will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

•

If you would like to obtain the most current estimated net asset value of your Interests, you may contact PFPC, at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•

Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before midnight, March 21, 2007. Also realize that although the tender offer expires on March 21, 2007, you remain an investor in the Fund until March 31, 2007, when the estimated net asset value of your Interests is calculated.

•

If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

•

Please note that the Fund's Board of Directors has authorized the Adviser, in its judgment, to make direct investments on behalf of the Fund in royalty interests (including revenue interests and other similar rights) representing the right to receive a portion of the future revenue stream from products, such as pharmaceutical and biotechnology products, drug delivery systems, diagnostics and medical devices, subject to certain investment restrictions, as discussed more fully under item 8 below.

                          1.           Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum of UBS Eucalyptus Fund, L.L.C., dated September 2003 (as supplemented, the "Confidential Memorandum"), and the L.L.C. Agreement. The Confidential Memorandum as then in effect and the L.L.C. Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Fund will repurchase Interests from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that UBS Eucalyptus Management, L.L.C., the investment adviser of the Fund (the "Adviser"), expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors twice each year. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Confidential Memorandum and the L.L.C. Agreement. The Directors intend to consider the continued desirability of the Fund making an offer to purchase Interests twice each year (currently anticipated to be in March and September), but the Fund is not required to make any such offer.

                          The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Interests. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

                          Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

                          2.           Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $50,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on March 21, 2007 (such time and date being hereinafter called the "Initial Expiration Date"). If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last day of the month in which the Expiration Date occurs, payable as set forth in Section 6. The table below shows the estimated unaudited net asset value, as of February 1, 2007, of an initial capital contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

Month Contribution Made	Unaudited Estimated Net Asset Value as of February 1, 2007
November 1999
December 1999
January 2000
February 2000
March 2000
April 2000
January 2001
January 2002
November 2003
December 2003
January 2004
February 2004
March 2004
July 2004
November 2004
December 2004
January 2005
February 2005
June 2005
July 2005
August 2005
September 2005
November 2005
January 2006
February 2006
March 2006
April 2006	$612,933.66
$610,196.41
$559,122.36
$503,504.63
$393,493.39
$422,527.57
$302,308.41
$310,576.77
$329,593.89
$330,809.06
$318,198.18
$304,723.45
$294,615.38
$299,697.19
$319,299.45
$320,052.32
$308,524.36
$319,831.21
$332,616.42
$326,740.15
$310,446.73
$305,486.47
$305,763.45
$285,951.08
$282,435.39
$272,684.30
$278,132.32

                          As of the close of business on February 1, 2007, there were approximately $283,939,695 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently. Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting PFPC at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the net asset value of the Fund (and therefore the net asset value of the Interests held by each investor) is likely to change between January 31, 2007 (the last time estimated net asset value was calculated), February 28, 2007 (the next time it will be calculated) and March 31, 2007, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

                          Please note that the audited financial statements for the year ended December 31, 2006 will be delivered to each investor of record prior to the Expiration Date.

                          3.           Amount of Tender. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. However, an investor who tenders for repurchase only a portion of such investor's Interest shall be required to maintain a capital account balance equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund's Confidential Memorandum), net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the investor and credited to the capital account of the Adviser on the Expiration Date (the "Incentive Allocation"). If an investor tenders an amount that would cause the investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered. No adjustment will be made to the dollar amount of individual partial tenders as a result of changes in the net asset value of the Fund through March 31, 2007.

                          If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $50,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $50,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

                          Based on the February 1, 2007 estimated net asset value of the Fund, the Adviser beneficially owns $9,771,672 in Interests. The Adviser has advised the Fund that the Adviser intends to tender in the Offer Interests with an aggregate value not in excess of $2.5 million.

                          4.           Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC, to the attention of Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Tender Offer Administrator, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

                          Investors wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address and phone number set forth on page 2. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Administrator to confirm receipt. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

                          5.           Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date and, if Interests have not then been accepted by the Fund, at any time after April 18, 2007. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

                          6.           Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on March 31, 2007, if the Offer expires on the Initial Expiration Date. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the L.L.C. Agreement, including in respect of any Incentive Allocation, have been made.

                          For investors who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of March 31, 2007, payable by approximately April 10, 2007 (the "95% Cash Payment") and (2) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the investor and accepted by the Fund as of the Expiration Date, determined as of March 31, 2007, based on the audited financial statements of the Fund for calendar year 2007, over (b) the 95% Cash Payment. The Note will be held for each tendering investor by PFPC as set forth below, will be prepared within approximately ten days after the Fund's estimated net asset value is calculated and will not be transferable. The Note will be payable in cash (in the manner set forth below) within approximately ten days after completion of the audit of the financial statements of the Fund for calendar year 2007, or on such earlier date as the Fund's Directors may determine. It is anticipated that the audit of the Fund's financial statements for calendar year 2007 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund.

                          Investors who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of March 31, 2007, payable by approximately April 10, 2007 (the "100% Cash Payment").

                          Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering investor's brokerage account with UBS Financial Services Inc. ("UBS Financial Services") if such investor has a UBS Financial Services account. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account. If such investor does not have a UBS Financial Services account, the Cash Payment will be sent directly to its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

                          The Note will be held for each investor by the Fund's Administrator, PFPC. Any contingent payment due pursuant to the Note will be deposited directly to the tendering investor's brokerage account at UBS Financial Services if such investor has a UBS Financial Services account, and will be subject upon withdrawal from such account to any fees that UBS Financial Services would customarily assess upon the withdrawal of cash from such brokerage account.

                          The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $50,000,000 (unless the Fund elects, in its sole and absolute discretion, to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. Neither the Fund nor the Adviser nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

                          7.           Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

                          The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 7(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under Section 7, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

                          8.           Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 51 West 52nd Street, New York, New York 10019 and the telephone number is (212) 882-5000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.L.C. Agreement. The Fund's Directors are Meyer Feldberg, George W. Gowen and Stephen H. Penman. Their address is c/o UBS Financial Services Inc., attention: UBS Alternative Investments US, at 51 West 52nd Street, New York, New York 10019. Mr. Feldberg is an "interested person" (as defined in the 1940 Act) of the Fund, because he is an affiliated person of a broker-dealer with which the Fund does business.

                          The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.L.C. Agreement or other actions that may impede the acquisition of control of the Fund by any person.

                          During the past 60 days, there were no transactions involving the Interests that were effected by the Fund, the Adviser of the Fund, the Directors or any person controlling the Fund or controlling the Adviser.

                          Based on the February 1, 2007 estimated net asset value of the Fund, the Adviser beneficially owns $9,771,672 in Interests. The Adviser is entitled under the terms of the L.L.C. Agreement to receive, subject to certain limitations, the Incentive Allocation, as specified in the L.L.C. Agreement and described in the Confidential Memorandum. If an investor tenders less than all its Interests, the Incentive Allocation will be paid only in respect of the Interests the investor tenders.

                          9.           Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                          An investor who tenders its entire Interest (and whose entire interest is accepted) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the 95% Cash Payment and the principal payment under the Note) and such investor's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest. A loss, if any, may be recognized after the tendering investor has received payment under the Note. This capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the investor's contributions to the Fund. Interest on the Notes is taxable to a tendering investor receiving such Notes under such investor's method of accounting, subject to the possible application of certain rules under the Internal Revenue Code and Treasury Regulations relating to short-term obligations. A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, unrealized receivables in respect of a tendering investor include, among other items, any market discount bonds or short-term obligations held directly or indirectly by the Fund to the extent of the amounts which would be treated as ordinary income if such bonds or obligations had been sold by the Fund. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such investor's adjusted tax basis in its Interest.

                          If an investor recognizes a loss in an amount greater than $250,000 upon the tender of its entire Interest to the Fund for repurchase, the Fund will be required, under Section 734 of the Internal Revenue Code, to reduce the tax basis of its property by the amount of the loss recognized by the tendering investor.

                          Pursuant to the authority granted to it, the Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal. Similarly, the Adviser may specially allocate items of Fund capital loss to a withdrawing investor to the extent its adjusted tax basis in its Interest would otherwise exceed its liquidating distribution.

                          10.           Disclosure Provisions. Provisions of the Internal Revenue Code and Treasury Regulations require taxpayers that participate in "reportable transactions" to disclose such participation to the Internal Revenue Service (the "Service") (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and comply with certain document retention requirements. In addition, certain "material advisors" with respect to such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the Service upon demand. A transaction may be a "reportable transaction" based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests, including, among others, the recognition of a loss in excess of a prescribed threshold upon the tender of Interest. These disclosure provisions are directed towards "tax shelters," however, they are quite broad and may encompass transactions that typically would not be considered "tax shelters." Significant penalties may apply upon a failure to comply with the disclosure provisions and with respect to any understatements of tax resulting from participation in certain reportable transactions. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intends to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

                          Notwithstanding any other provision or statement in any offering document of the Fund (including the Investor Application Form, the Confidential Memorandum and the L.L.C. Agreement) or any document pertaining to the Offer or the tender of Interests, an investor (and each employee, representative or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Fund, the offering of its Interests and this Offer and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure. For the avoidance of doubt, this authorization is not intended to permit disclosure of the names of, or other identifying information regarding, the participants in the transaction, or of any information or the portion of any materials not relevant to the tax treatment or tax structure of the transaction.

                          11.           Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

                          The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.